==========================
                                                      SEC File Number: 000-50494
                                                      ==========================
                                                        Cusip Number: 74732G 104
                                                      ==========================

                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                    FORM 12b-25

                            NOTIFICATION OF LATE FILING

(Check one)   Form 10-K [X]   Form 20-F  [ ]  Form 11-K  [ ]
              Form 10-Q [ ]   Form N-SAR [ ]  Form N-CSR [ ]

         For Period Ended: December 31, 2007
                           -----------------
         [  ]     Transition Report on Form 10-K
         [  ]     Transition Report on Form 20-F
         [  ]     Transition Report on Form 11-K
         [  ]     Transition Report on Form 10-Q
         [  ]     Transition Report on Form N-SAR
         For the Transition Period Ended:________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                                 Qnective, Inc.
--------------------------------------------------------------------------------
                            Full Name of Registrant

                                       N/A
--------------------------------------------------------------------------------
                           Former Name if Applicable

                   c/o Qporter Schweiz AG Thurgauerstrasse 54
--------------------------------------------------------------------------------
           Address of Principal Executive Office (Street and Number)

                           CH-8050 Zurich Switzerland
--------------------------------------------------------------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]      (b)      The subject annual report, semi-annual report,
                  transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or
                  Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2007 could not be filed within the prescribed time period due to unforeseen delays arising in its preparation. The year-end audit was delayed because the main operations of the Company's joint venture are in Switzerland, and its accounting records are prepared in accordance with Swiss accounting principles. The Company is still in the process of converting the financial statements prepared in accordance with Swiss accounting principles to U.S. generally accepted accounting principles and, therefore, the information could not be integrated from the financial statements into the body of the Form 10-KSB within the prescribed time period, without unreasonable effort and expense. The Registrant anticipates that its Annual Report on Form 10-KSB, for the twelve-month period ending December 31, 2007, will be filed on or before the 15th calendar day following the prescribed due date.

                         (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


      Francoise Lanter              +41 (44)          307 50 20
      --------------------------------------------------------------
           Name                    (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion
      thereof?                                                    [X] Yes [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      As noted in a Current Report on Form 8-K filed on April 13, 2007, the Registrant entered into a Shareholder Agreement with MobilMedia Holdings AG dated as of February 12, 2007 pursuant to which the Registrant and MobilMedia created a joint venture to further the development of MobilMedia's community messaging products and services. Prior to this event, the registrant was a holding company with no significant operations. Therefore, the registrant anticipates there will be a significant change in the results of operations compared with the prior fiscal year. The registrant cannot provide a reasonable estimate of the change in results of operations at this time, because the joint venture's operations are located in Switzerland and the registrant is in the process of converting the Swiss financial statements to U.S. generally accepted accounting principles.

                                 Qnective, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2008
                                          By:   /s/ Oswald Ortiz
                                                --------------------------------

                                                Oswald Ortiz
                                                Chief Executive Officer